VIA ELECTRONIC FILING
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Preliminary Proxy Statement of Myers Industries, Inc.
Ladies and Gentlemen:
     Myers Industries, Inc., an Ohio corporation (“Myers”), is filing its proxy materials for its annual meeting of shareholders to be held in 2010 in preliminary form only because Myers has received notice of an intent by Gamco Investors, Inc. to nominate directors for the board of directors of Myers.
     It is currently intended that copies of the definitive proxy materials will be mailed to shareholders of Myers on or about March 22, 2010.
     If you have any questions or comments, please do not hesitate to contact the undersigned at (330) 253-5592 or our outside counsel, Megan L. Mehalko, Esq. of Benesch Friedlander Coplan & Aronoff LLP, at (216) 363-4487.

Very truly yours,

Donald A. Merril
Vice President, Chief Financial Officer
and Corporate Secretary

cc:	Megan L. Mehalko
Benesch Friedlander Coplan & Aronoff LLP
200 Public Square, Suite 2200
Cleveland, Ohio 44114

1293 South Main Street • Akron, Ohio 44301 • (330) 253-5592 • Fax: (330) 761-6156 • www.myersind.com	NYSE / MYE